Nick Health Inc.

(a Delaware Corporation)

Reviewed Combined Financial Statements

As of the year ended December 31, 2024 and 2023

Reviewed by



Alice.CPA LLC
A New Jersey CPA Company

Financial Statements

Nick Health Inc.

Table of Contents




Independent Accountant's Review Report

May 20, 2025
To: Board of Directors of Nick Health Inc.
Attn: Hossein Sadrzadeh, CEO
Re: 2024-2023 Financial Statement Review– Nick Health Inc.

Financial Review of the Financial Statements

We have reviewed the accompanying combined financial statements of Nick Health Inc. and its predecessor entity Nick Global Health LLC (collectively, the "Company"), which comprise the balance sheet as of December 31, 2024 and December 31, 2023 and the related statements of income, equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of Nick Health Inc. for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
May 20, 2025


229 Park Ave S, Suite 70037
New York, New York 10003-1502


Info@Alice.CPA



NICK HEALTH INC.
COMBINED BALANCE SHEETS
December 31, 2024 and 2023
(Unaudited)

ASSETS	2024	2023
Current Assets		
Cash and cash equivalents	$ -	$ -
Total Current Assets	-	-
Total Assets	$ -	$ -
LIABILITIES AND EQUITY		
Current Liabilities		
Accrued expenses	43,975	-
Total Current Liabilities	43,975	-
Long-Term Liabilities		
Due to related parties	150,000	-
Payable to related party	11,129	-
Total Long-Term Liabilities	161,129	0
Total Liabilities	205,104	-
Stockholder's Equity		
Common stock, $0.0001 par value; 6,000,000 authorized; 4,500,000 shares issued and outstanding as of December 31, 2024	450	-
Additional paid-in capital	39,600	-
Members contributions	-	500
Retained Earnings/ (Accumulated deficit)	(245,154)	(500)
Total Equity	(205,104)	-
Total Liabilities and Equity	$ -	$ -

The accompanying footnotes are an integral part of these financial statements.

NICK HEALTH INC.
COMBINED INCOME STATEMENTS
For the Years Ended December 31, 2024 and 2023
(Unaudited)

	2024	2023
Revenues	$ -	$ -
Operating Expenses		
Advertising and promotion	311	-
General and administrative	13,042	-
Salaries and wages	150,000	-
Professional fees	79,366	-
Organization expense	1,935	-
Total Operating Expenses	244,654	-
Net Income (Loss)	$ (244,654)	$ -

The accompanying footnotes are an integral part of these financial statements.

NICK HEALTH INC.
COMBINED STATEMENTS OF CHANGES IN EQUITY
For the Years Ended December 31, 2024 and 2023
(Unaudited)

	Common Stock		Additional Paid-in Capital (APIC)	Members' Contributions	Retained Earnings/ (Accumulated Deficit)	Total Equity
	Shares	Value				
Balance as of December 31, 2022	-	$ -	$ -	$ 500	$ (500)	$ -
Members' contributions	-	-	-	-	-	-
Net loss	-	-	-	-	-	-
Balance as of December 31, 2023	-	-	-	500	(500)	-
Issuance of stocks	4,500,000	450	39,600	-	-	40,050
Members' contributions	-	-	-	(500)	-	(500)
Net loss	-	-	-	-	(244,654)	(244,654)
Balance as of December 31, 2024	4,500,000	$ 450	$ 39,600	$ -	$ (245,154)	$ (205,104)

The accompanying footnotes are an integral part of these financial statements.

NICK HEALTH INC.
COMBINED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2024 and 2023
(Unaudited)

	2024	2023
Cash Flows from Operating Activities		
Net Income (Loss)	$ (244,654)	$ -
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation and amortization	-	-
Changes in operating assets and liabilities:		
Accrued expenses	43,975	-
Due to related parties	150,000	-
Payable to related party	11,129	-
Net cash provided by (used in) operating activities	(39,550)	-
Cash Flows from Investing Activities	-	-
Net cash used in investing activities	-	-
Cash Flows from Financing Activities		
Member contribution	-	-
Issuance of capital stock	50	-
Net cash used in financing activities	50	-
Net change in cash and cash equivalents	(39,500)	-
Cash and cash equivalents at beginning of year	-	-
Cash and cash equivalents at end of year	$ -	$ -
Supplemental information		
Interest paid	$ -	$ -
Income taxes paid	$ -	$ -
Noncash transactions (Note 4)	$ 39,500	$ -

The accompanying footnotes are an integral part of these financial statements.

NICK HEALTH INC.
NOTES TO COMBINED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND 2023
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

Nick Health Inc. (which may be referred to as the "Company", "we," "us," or "our") is a Delaware company incorporated on November 26, 2024. The Company is engaged in providing comprehensive cancer care services designed for individuals, healthcare providers and employers seeking effective cancer management solutions.

NOTE 2 – MERGER OF NICK GLOBAL HEALTH LLC WITH NICK HEALTH INC.

On November 26, 2024, an Agreement and Plan of Merger was entered into by Nick Global Health LLC ("the LLC"), a Massachusetts limited liability company and Nick Health Inc. The sole member of the LLC and the directors and shareholders of the Company have determined that it is desirable for, and in the best interest of, their respective business entities that the LLC merge with and into the Corporation.

As a result of the merger, the LLC's operations, assets and liabilities were assumed by the Company and the LLC ceased to exist as a separate legal entity. The merger was accounted for using the carry-over basis of accounting, whereby the assets and liabilities of the LLC were recognized by the Company at their historical carrying values. No goodwill or gain was recognized as a result of this transaction.

As of the merger date, the net assets assumed by the Company was $39,500.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

The financial statements present the results of operations and financial position of the Company as follows:

- For the year ended December 31, 2023, the financial statements reflect the historical operations and financial position of the LLC only, as the Company did not exist prior to the merger date.

- For the year ended December 31, 2024, the financial statements reflect the combined operations of the LLC and the Company (including the net assets assumed from the LLC as of the merger date). The table below presents a reconciliation of the individual balances of the LLC and the Company as of December 31, 2024.

NICK HEALTH INC.
NOTES TO COMBINED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND 2023
(UNAUDITED)

	Nick Global Health LLC	Nick Health Inc.	Combined Balance
ASSETS			
Current assets	-	-	-
TOTAL ASSETS	-	-	-
LIABILITIES			
Current liabilities	34,426	9,549	**43,975**
Noncurrent liabilities to related parties	-	161,129	**161,129**
TOTAL LIABILITIES	**34,426**	**170,678**	**205,104**
EQUITY			
Common stock	-	450	**450**
APIC	-	39,600	**39,600**
Retained Earnings/ (Accumulated deficit)	(73,994)	(171,160)	**(245,154)**
TOTAL EQUITY	**(73,994)**	**(131,110)**	**(205,104)**
TOTAL REVENUE	-	-	-
TOTAL EXPENSES	73,494	171,160	**244,654**
TOTAL NET LOSS	-	(244,654)	**(244,654)**

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company will maintain its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000.

Cash and Cash Equivalents

NICK HEALTH INC.
NOTES TO COMBINED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND 2023
(UNAUDITED)

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. As of December 31, 2024 and December 31, 2023, the Company did not have any bank accounts.

Accrued Expenses

Accrued expenses are recognized for obligations incurred but not yet paid at the end of the reporting period. These expenses are recorded in the period which they are incurred, in accordance with the accrual basis of accounting, regardless of when payment was made.

Accrued expenses include wages and salaries and professional fees. As of December 31, 2024 and 2023, accrued expenses amounted to $43,975 and nil, respectively.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2024 and 2023.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Revenue Recognition

The Company adopted FASB ASC 606, *Revenue from Contracts with Customers* ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. As of December 31, 2024 and 2023, the Company had not begun recognizing revenue.

NICK HEALTH INC.
NOTES TO COMBINED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND 2023
(UNAUDITED)

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 4 – EQUITY

In 2023, equity represents the contribution of the sole member of the LLC amounting to $500.

In 2024, after the merger, the Company was authorized to issue 6,000,000 shares at $0.0001 par value. The Company issued 4,000,000 shares to the sole member of the LLC in exchange for a combination of net assets assumed by the Company and cash consideration. A further 500,000 shares were issued to another shareholder.

As of December 31, 2024, the Company had 4,500,000 shares issues and outstanding. Because the Company does not yet have any bank accounts, the founder of the Company incurs expenses and has received his shares via payment in kind for a total of $40,000.

NOTE 5 – STOCK INCENTIVE PLAN

On November 26, 2024, the Board of Directors approved the Company's 2024 Stock Incentive Plan whereby 500,000 shares are reserved for issuance as either restricted stock or upon exercise of stock options granted pursuant to the Incentive Plan.

As of December 31, 2024, the Company has not granted any stock options.

NOTE 6 – RELATED PARTY TRANSACTIONS

As of December 31, 2024, the Company had a balance of $150,000 recorded as "Due to related parties" which represents unpaid payroll to shareholders who are also officers of the Company.

Further, the Company had a payable to a shareholder amounting to $11,129 which represents funds advanced for working capital purposes and is presented in the balance sheet as "Payable to a related party".

The Company does not expect to repay these amounts within the next twelve months. Accordingly, they have been classified as long-term liabilities in the balance sheet.

NICK HEALTH INC.
NOTES TO COMBINED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND 2023
(UNAUDITED)

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2024 and 2023.

NOTE 8 – SUBSEQUENT EVENTS

Simple Agreements for Future Equity (SAFE)

In 2025, the Company received $75,000 in funding through four SAFE Notes. Each SAFE Note provides that the investment amount will be converted into equity upon future triggering events such as priced liquidity round or liquidity event.

Management Evaluation

Management has evaluated subsequent events through May 20, 2025, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in the financial statements.